                                                                    Exhibit 23.5

                          Consent of Ernst & Young LLP


We consent to the reference to our firm under the captions "Experts" in the Registration Statement (Form S-4) and related Joint Proxy Statement/Prospectus of FirstMerit Corporation for the registration of up to 17,575,342 shares of its common and preferred stock and to the incorporation by reference therein of our report dated February 6, 1998, with respect to the consolidated balance sheets of First Shenango Bancorp, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the years in the three year period ended December 31, 1997 included in FirstMerit Corporation's Form 8-K dated August 31, 1998 filed with the Securities and Exchange Commission.


/s/ Ernst & Young

Pittsburgh, Pennsylvania
September 16, 1998